Filed by Geac Computer Corporation Limited
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities and Exchange Act of 1934
subject Company: Extensity, Inc.
Commission File No.: 000-29997

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Geac Computer Corporation Limited and Extensity, Inc. is filed.

Geac plans to file a registration statement on Form F-4 and other relevant documents with the United States Securities and Exchange Commission concerning the merger, and Extensity expects to mail a proxy statement/prospectus to its stockholders in connection with the merger. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the order documents filed by Geac with the United States Securities and Exchange Commission by requesting them in writing from Geac, 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada, Attention: Investor Relations, or by telephone at (416) 815.0700.

Geac and Extensity, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity's stockholders in connection with the merger. A description of any interests those participants may have in the merger will be available in the proxy statement/prospectus.

* * *

The following is a slide presentation made on September 26, 2002 by Geac relating to the proposed transaction between Geac and Extensity, Inc.

* * *

CIBC Conference

September 26, 2002

Paul D. Birch, President & CEO

Geac

Caution concerning forward looking statements:

The following presentation may contain forward looking statements that reflect current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward looking statements. A full disclosure of the risks and uncertainties pertaining to Geac and its business is available in the management discussion and analysis section of the Company's annual report and quarterly regulatory filings.

Company Profile

- Global provider of enterprise software and systems
- Head office: Markham, Canada
- FY 2002 revenues: $719 M
- FY 2002 net income: $51.8 M / $0.68 per diluted share
- 55 offices worldwide / approx. 2,700 employees
- 18,000 customers / nearly 50% of Fortune 100

Geac

FY 2002 Category Revenue

Revenue:
$719.5 M


Professional Services 23.4%
Computer Hardware 7.2%
Software & Licenses 11.6%
Maintenance 57.8%

Geac

Business Segments

EAS Enterprise Applications Solutions

- Financial
- HR
- Manufacturing
- Distribution
- Local government admin.
- Supply chain management

ISA Industry Specific Applications

- Interealty: web-based systems, services & products for real estate agents
- Construction
- Libraries
- Property management
- Public safety
- Restaurants

Geac

Phased Growth Strategy

1 Strategic cost & organizational realignment to improve profitability/generate increased cash, secure new financing, strengthen management, increase customer interaction, product extensions



2 Acquire and develop customer driven applications that improve business process for our high value EAS customers



3 Expand into new markets with innovative technologies that provide added value to existing customers and acquire new customers



Geac

Phase 1: Strategic Realignment

- Flatten organization
- Global business unit focus
- Shared finance centers
- Eliminate unprofitable revenue
- Consolidate offices and hardware

Phase 1: Q4 FY 02 Restructuring Charge

Cost	FY 2003 Benefit	Annualized Benefit
$41.3M	$70M (E)	$86M (E)

Components of charge: *Severance $16.8M, Premises $13.5M, Asset write-downs of $5.1M, Financing and consulting fees $7.6M, Legal settlements $5.3M (net of recoveries), Other restructuring $0.2M, Adjusted gain of sale of publishing ($4.0M), Reversed excess reserves ($3.2M)*

Geac

Phase 1: Results

- Restored profitability and cash flow
- Strengthened financial position
- Strengthened management team with appointments of:
  - Jim Travers, SVP & President of the Americas
  - Jay Sherry, SVP Marketing & Strategic Alliances
  - Bryan Foreman, President, Interealty
- Delivering web-based product extensions
- Signed partnerships

Geac

Phase 2

Leverage EAS heritage and high value accounts

- Acquisitions
- New product development
- Partnerships
- Deliver value
- Embed existing applications deeper

Geac

Phase 2: Acquisition of EBC Informatique iSeries Business Unit

- Transaction value: approx. $3.7 M
- To be integrated with Anael Solutions division in France / similar tech platform (IBM e-Server iSeries)
- Expands financial management solutions offering
- 420 new customers / 23 skilled employees
- Anticipated payback within 18 months
- Purchase price is approximately two thirds of annualized revenue

Geac

Phase 2: New Product Development

- Evolution for property management
- Wireless – point of sale
- Active Access modules
- MLXchange for the Real Estate industry
- Aurora for System21

Geac

Phase 2 & 3: Acquisition of Extensity

Key Benefits

1. Favorable purchase terms – exceptional potential for value creation
2. Excellent organizational fit
3. Strong revenue & cost synergies
4. Entry into high growth market

Phase 2 & 3: Acquisition of Extensity

Extensity Overview

- Leading provider of solutions for employee-based financial processes
- Over 1 M licensed seats globally
- 175 employees
- Annualized revenue: US$20 M / >50% license sales
- US$37 M in cash & no debt*

** Anticipated at September 30, 2002*

Geac

Phase 2 & 3: Acquisition of Extensity

Favorable Purchase Terms

- Extensity shareholders to elect Geac stock (0.627) or cash (US$1.75) per share
- Extensity trading below cash value at time of acquisition
- Extensity cost control program recently implemented, declining cash burn rate, Geac can do more
- Extensity's strong cash position (US$37 M or US$1.47 per share*)

**Anticipated at September 30, 2002*

Geac

Phase 2 & 3: Acquisition of Extensity

Organizational Fit

- Advances existing alliance
- Extends Geac's ERP suite and core strength in financial management solutions
- Best-of-breed technology without development risks & costs to sell to customers immediately
- Greater Extensity customer/prospect comfort with viable, financially secure supplier

Geac

Phase 2 &3: Acquisition of Extensity

Revenue & Cost Synergies

- Similar customer profiles
- Strong opportunities to sell Extensity's solutions into Geac's large,installed base
- Rapid integration and elimination of redundancies anticipated given relative scale
- Earnings dilutive (up to 10%) in first 12 months / earnings accretive in the next 6 months, assuming 9.1 million shares issued

Geac

Phase 2 & 3: Acquisition of Extensity

Market Opportunity

- ERP customers want added functionality to realize greater efficiencies
- Customer Survey: 73% of customers would buy T&E and T&A applications from Geac if available
- T&E market to grow from US$275 M to US$460 M by 2005; procurement market to grow from US$1.5 B to US$2.3 B by 2005*

** SOURCE: IDC*

Phase 3

- Develop and acquire new applications based on innovative technologies - Extensity framework
- Innovate and deliver value - ROI


Extensity
Geac
Sales Channel
18,000 customers/ 95 countries
Future Enterprise Applications
Extensity ERM Solution
Geac ERP Solutions

Phase 3: Enterprise Performance Management


Web Portal
Analytics
Reporting
Portal Access
Real-time Reporting and Business Analytics
Common User Interface
Expense Management
Revenue Management
Performance Management
Financial Transaction Repository

Geac

Financial Review

Geac

Q1 FY 03 Financial Performance

Income Data *($ CDN)*	**Q1 03**	**Q1 02**
Revenue	$155.1 M	$ 179.6 M
Operating Expenses	$ 59.9 M	$ 71.6 M
Net Income	$ 16.2 M	$ 17.0 M
Net Income / % Revenue	10.4%	9.5%
Diluted EPS / Shares Outstanding	$0.20 / 80.4 M	$0.27 / 63.1 M

Cash Net of Bank Indebtedness



Millions
$120
$100
$80
$60
$40
$20
$0
-$20
-$40
-$60
Q1 '01
Q2 '01
Q3 '01
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03

Q1 03' change in cash position resulted from $44.4 M reduction in previously accrued liabilities – including $19.1 M restructuring, $7.4 M bonuses, and $11.1 M in trade payables

Geac

FY 2003 Guidance*

- Revenue: $600 M (approx.)
- EPS: $0.70-$0.75 (diluted)

**Guidance does not contemplate proposed acquisition of Extensity, Inc.*

Strategy Summary

We will buy, build or partner to introduce innovative technologies and leverage our installed base to drive growth.


Partner
• Strategic
• Tactical
Geac
Enterprise Solutions
Customers
Support services
Professional services
Build
• Incremental
• Integrate
Buy
• Technology
• Customers

Geac

Objectives

- Increase customer retention
- Extend relationships with customers
- Add new customers
- Increase revenue and earnings
- Enhance shareholder value

Geac

Investment Highlights

- Large, installed customer base
- Cost structure re-aligned to achieve sustainable profitability
- Strong balance sheet
- Demonstrated execution
- Strategy and vision for return to growth

CIBC Conference

September 26, 2002

Geac